UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Samsara Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

79589L106

(CUSIP Number)

February 3, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Sanjit Biswas
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 5,247,256 (1)(4)
	(6)	Shared voting power 107,626,173 (2)(4)
	(7)	Sole dispositive power 5,247,256 (1)(4)
	(8)	Shared dispositive power 107,626,173 (2)(4)

(9)	Aggregate amount beneficially owned by each reporting person 112,873,429 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 36.1% (3)
(12)	Type of reporting person (see instructions) IN

(1)

Includes: (a) 790,328 shares of Class B Common Stock held of record by Sanjit Biswas, Trustee of The Sanjit Biswas 2023 Annuity Trust u/a/d 1/16/2023, of which the Reporting Person may be deemed to have voting or dispositive power; (b) 138,958 shares of Class A Common Stock and 126,628 shares of Class B Common Stock issuable to Mr. Biswas upon vesting of restricted stock units within 60 days of February 3, 2024; and (c) options to purchase 4,191,342 shares of Class B Common Stock, all of which are exercisable by Mr. Biswas within 60 days of February 3, 2024.

(2)

Consists of: (a) 658,335 shares of Class A Common Stock and 82,519,378 shares of Class B Common Stock held of record by SB and HB, Co-Trustees of the Biswas Family Trust u/a/d 7/13/2012, of which the Reporting Person may be deemed to have voting or dispositive power; (b) 57,600 shares of Class A Common Stock and 4,078,571 shares of Class B Common Stock held of record by Jordan Park Trust Company, LLC, Trustee of The Biswas Trust I u/a/d 11/11/2021, of which the Reporting Person may be deemed to have voting or dispositive power; (c) 230,400 shares of Class A Common Stock and 17,004,964 shares of Class B Common Stock held of record by Jordan Park Trust Company, LLC, Trustee of The Biswas Trust II u/a/d 10/14/2021, of which the Reporting Person may be deemed to have voting or dispositive power; (d) 790,328 shares of Class B Common Stock held of record by HB, Trustee of The HB 2023 Annuity Trust u/a/d 1/16/2023, of which the Reporting Person may be deemed to have voting or dispositive power; (e) 250,000 shares of Class B Common Stock held of record by Jordan Park Trust Company, LLC, Trustee of The Biswas Trust I-A u/a/d 11/11/2021, of which the Reporting Person may be deemed to have voting or dispositive power; (f) 250,000 shares of Class B Common Stock held of record by Jordan Park Trust Company, LLC, Trustee of The Biswas Trust I-A fbo REB u/a/d 11/11/2021, of which the Reporting Person may be deemed to have voting or dispositive power; (g) 250,000 shares of Class B Common Stock held of record by Jordan Park Trust Company, LLC, Trustee of The Biswas Trust I-A fbo NAmB u/a/d 11/11/2021, of which the Reporting Person may be deemed to have voting or dispositive power; (h) 250,000 shares of Class B Common Stock held of record by Jordan Park Trust Company, LLC, Trustee of The Biswas Trust I-A fbo NAlB u/a/d 11/11/2021, of which the Reporting Person may be deemed to have voting or dispositive power; and (i) 1,286,597 shares of Class B Common Stock held of record by Mr. Biswas’s spouse, of which the Reporting Person may be deemed to have voting or dispositive power.

(3)

Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by Mr. Biswas and related stockholders listed in footnotes (1) and (2) above, but not any of the shares of Class B Common Stock held by any other person). Percentage ownership is calculated based on 200,989,931 shares of Class A Common Stock of the Issuer outstanding as of February 3, 2024.

(4)

Each share of Class B Common Stock is convertible into one share of the Issuer’s Class A Common Stock at the option of the holder and has no expiration date. Each share of Class A Common Stock has one vote per share and each share of Class B Common Stock has ten votes per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

Item 1 (a)	Name of Issuer:

Samsara Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

1 De Haro Street

San Francisco, CA 94107

Item 2 (a)	Name of Person Filing:

Sanjit Biswas

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

c/o Samsara Inc.

1 De Haro Street

San Francisco, CA 94107

Item 2 (c)	Citizenship:

The Reporting Person is a United States citizen.

Item 2 (d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2 (e)	CUSIP Number:

79589L106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or 240.13d-2(c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page.

(b)	Percent of class:

See Row 11 of cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

/s/ Sanjit Biswas
Sanjit Biswas